UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

June 23, 2004
Date of Report (Date of earliest event reported)

ACXIOM CORPORATION
(Exact name of Registrant as Specified in Charter)

| Delaware | 0-13163 | 71-0581897 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

1 Information Way, P. O. Box 8180
Little Rock, AR
(Address of Principal Executive Offices)

72203-8180
(Zip Code)

Registrant's telephone number, including area code:  501-342-1000

**ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.**

     (c)     Exhibits

     99.1    Condensed Consolidated Statements of Earnings

**ITEM 9. REGULATION FD DISCLOSURE.**

     In the Annual Report on Form 10-K for the fiscal year ended March 31, 2004 and filed with the Securities and Exchange Commission on June 14, 2004, Acxiom Corporation (the "Company") reclassified its statement of operations format to provide consolidated revenue along with revenue and cost of revenue for services and data. Such reclassifications had no effect on net earnings as previously reported. The attached schedule provides quarterly statements of earnings (unaudited) for the fiscal year ended March 31, 2004 reflecting the new presentation format and should be read in conjunction with the Company's audited consolidated financial statements (and accompanying footnotes) contained in the Form 10-K.

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 23, 2004

ACXIOM CORPORATION

By:     /s/ Jerry C. Jones
Name: Jerry C. Jones
Title:   Business Development/Legal Leader

# FORM 8-K

**Exhibit
Number**                                    **Description**

99.1          Condensed Consolidated Statements of Earnings

# ACXIOM CORPORATION AND SUBSIDIARIES
## CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
### (Unaudited)
(Dollars in thousands, except per share amounts)

| | For the First Quarter ended June 30, 2003 | For the Second Quarter ended September 30, 2003 | For the Third Quarter ended December 31, 2003 | For the Fourth Quarter ended March 31, 2004 | For the Year ended March 31, 2004 |
|---|---|---|---|---|---|
| Revenue: | | | | | |
| Services | $ 192,514 | $ 190,098 | $ 196,407 | $ 199,135 | $ 778,154 |
| Data | 44,168 | 50,998 | 58,800 | 78,702 | 232,668 |
| Total revenue | 236,682 | 241,096 | 255,207 | 277,837 | 1,010,822 |
| Operating costs and expenses: | | | | | |
| Cost of revenue | | | | | |
| Services | 158,755 | 154,429 | 157,058 | 165,194 | 635,436 |
| Data | 34,637 | 36,556 | 36,714 | 54,764 | 162,671 |
| Total cost of revenue | 193,392 | 190,985 | 193,772 | 219,958 | 798,107 |
| Selling, general and administrative | 33,064 | 27,395 | 27,100 | 31,017 | 118,576 |
| Gains, losses and nonrecurring items, net | (1,008) | - | (3,000) | 4,863 | 855 |
| Total operating costs and expenses | 225,448 | 218,380 | 217,872 | 255,838 | 917,538 |
| Income (loss) from operations | 11,234 | 22,716 | 37,335 | 21,999 | 93,284 |
| Other income (expense): | | | | | |
| Interest expense | (4,765) | (4,889) | (4,702) | (4,911) | (19,267) |
| Other, net | 765 | 121 | (456) | (7,154) | (6,724) |
| Total other income (expense) | (4,000) | (4,768) | (5,158) | (12,065) | (25,991) |
| Earnings (loss) before income taxes | 7,234 | 17,948 | 32,177 | 9,934 | 67,293 |
| Income taxes | (4,029) | 6,731 | 12,233 | (5,986) | 8,949 |
| Net earnings (loss) | $ 11,263 | $ 11,217 | $ 19,944 | $ 15,920 | $ 58,344 |
| Earnings (loss) per share: | | | | | |
| Basic | $ 0.13 | $ 0.13 | $ 0.23 | $ 0.19 | $ 0.68 |
| Diluted | $ 0.13 | $ 0.13 | $ 0.22 | $ 0.17 | $ 0.64 |